EXHIBIT 99.1

China Lodging Group, Limited Reports Fourth Quarter and Full Year 2013 Financial Results

  A total of 1,425 hotels or 152,879 hotel rooms in operation as of December 31, 2013
  Net Revenues increased 26.8% year-over-year for the fourth quarter and 29.3% for the full year of 2013, in line with the high end of guidance.
  Adjusted EBITDA from operating hotels (non-GAAP)1 increased 32.7% to RMB265.7 million (US$43.9 million)2 for the fourth quarter and 33.0% to RMB1,083.5 million (US$179.0 million) for the full year of 2013.
  Net income attributable to China Lodging Group, Limited was RMB58.5 million (US$9.7 million) for the fourth quarter and RMB279.9 million (US$46.2 million) for the full year of 2013. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) increased 178.0% to RMB64.8 million (US$10.7 million) for the fourth quarter of 2013 and 58.6% to RMB310.3 million (US$51.3 million) for the full year of 2013.
  Adjusted operating margin (non-GAAP)3 for the fourth quarter of 2013 was 8.1%, improved from 3.8% in the same period of 2012. Adjusted operating margin (non-GAAP) for the full year of 2013 was 9.8%, improved from 7.4% in 2012.
  Diluted earnings per ADS4 were RMB0.93 (US$0.15) for the fourth quarter of 2013 and RMB4.49 (US$0.74) for the full year of 2013. Excluding share-based compensation expenses, adjusted diluted earnings per ADS (non-GAAP) increased 175.2% to RMB1.03 (US$0.17) for the fourth quarter of 2013 and 57.0% to RMB4.98 (US$0.82) for the full year of 2013.
  The Company provided guidance for full year 2014 net revenues growth of 20% to 23% and Q1 net revenue growth of 19% to 21%.

SHANGHAI, China, March 11, 2014 (GLOBE NEWSWIRE) --China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Operational Highlights of Fourth Quarter 2013

  During the fourth quarter of 2013, the Company opened 27 net leased ("leased-and-operated") hotels and 58 net manachised ("franchised-and-managed") hotels.
  The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels), was RMB178 in the fourth quarter of 2013, compared with RMB176 in the fourth quarter of 2012 and RMB186 in the previous quarter. The year-over-year increase of 1% was mainly attributable to a 3% increase in same-hotel ADR, partially offset by the city mix shifting toward lower-tier cities. The sequential decrease resulted mainly from seasonality.
  The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 90.0% in the fourth quarter of 2013, compared with 92.1% in the fourth quarter of 2012 and 94.1% in the previous quarter. The slight year-over-year decrease was mainly due to soft and still-recovering macro economy. The sequential decrease resulted mainly from seasonality.
  RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB160 in the fourth quarter of 2013, compared with RMB162 in the fourth quarter of 2012 and RMB175 in the previous quarter. The year-over-year decrease was a result of a lower occupancy rate partially offset by a higher ADR. The sequential decrease resulted mainly from seasonality.
  For all hotels which had been in operation for at least 18 months (excluding franchised Starway hotels), the same-hotel RevPAR was RMB173 for the fourth quarter of 2013, a 1% increase from RMB172 for the fourth quarter of 2012, with a 3% increase in ADR and a two-percentage-point decrease in occupancy rate. The increase in same-hotel ADR was driven by price increase to enhance yield. The decrease in same-hotel occupancy rate was mainly due to soft and still-recovering Chinese economy as well as the Company's efforts to enhance yield management.

Operational Highlights of Full Year 2013

  For the full year of 2013, the Company opened 100 net new leased hotels and 319 net new manachised hotels, exceeding the Company's previously announced guidance. As of December 31, 2013, the Company had 565 leased hotels, 835 manachised hotels, and 25 franchised Starway hotels in operation in 249 cities. The leased and manachised hotel rooms in operation increased by 20% and 58%, respectively, from a year ago.
  As of December 31, 2013, the Company had 63 leased hotels and 350 manachised hotels contracted or under construction.
  For the full year of 2013, the ADR was RMB180, compared to RMB178 in 2012. The year-over-year increase of 1% was primarily due to a 3% increase in same-hotel ADR, partially offset by the city mix shifting toward lower-tier cities.
  For the full year of 2013, the occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 90.7%, compared with 94.4% in 2012. The decrease in occupancy rate was mainly due to soft and still-recovering Chinese economy, and the temporary decline in demand caused by avian flu in the second quarter of 2013.
  For the full year of 2013, the RevPAR for all hotels in operation, excluding franchised Starway hotels, was RMB163, a 3% decrease from RMB168 in 2012. The decrease was a result of a lower occupancy rate partially offset by a higher ADR.
  For all the hotels which had been in operation for at least 18 months, excluding franchised Starway hotels, the same-hotel RevPAR was RMB178 in 2013, a 1% increase from RMB177 in 2012, with a 3% increase in ADR and a two-percentage-point decrease in occupancy rate. On average, those hotels achieved an average occupancy of 95.6% for the full year of 2013.
  As of December 31, 2013, the Company's loyalty program had more than 15 million members, who contributed more than 80% of room nights sold during the full year of 2013. In 2013, more than 90% of room nights were sold through the Company's own channels.

"We are pleased that we concluded 2013 with a strong set of results," said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group. "In spite of the relatively weak economy in 2013, we raised our full year same-hotel RevPAR by 1%. Our midscale hotels recorded a 3.5% same-hotel RevPAR improvement, thanks to the upgrade consumption trend and successful brand positioning. Room booking through mobile channel saw a solid and significant growth in 2013. The fast and vast adoption of mobile application among our customers enabled us to further strengthen our connection with customers and our direct sales channel."

Fourth Quarter and full year of 2013 Financial Results

(RMB in millions)	Q4 2012	Q3 2013	Q4 2013	2012 FY	2013 FY
Revenues:
Leased hotels	831,104	1,066,240	1,036,650	3,069,431	3,870,887
Manachised and franchised hotels	105,561	149,862	151,736	349,847	549,958
Total revenues	936,665	1,216,102	1,188,386	3,419,278	4,420,845
Less: business tax and related surcharges	(53,468)	(69,436)	(68,172)	(194,751)	(252,216)
Net revenues	883,197	1,146,666	1,120,214	3,224,527	4,168,629

Total revenues for the fourth quarter of 2013 were RMB1,188.4 million (US$196.3 million), representing a 26.9% year-over-year increase and a 2.3% sequential decrease. The year-over-year increase was primarily due to our hotel network growth. The sequential decrease was mainly due to seasonality.

Total revenues for the year of 2013 were RMB4,420.8 million (US$730.3 million), representing an increase of 29.3% from the year of 2012.

Total revenues from leased hotels for the fourth quarter of 2013 were RMB1,036.7 million (US$171.2 million), representing a 24.7% year-over-year increase and a 2.8% sequential decrease.

For the year of 2013, total revenues from leased hotels were RMB3,870.9 million (US$639.4 million), representing a 26.1% year-over-year increase.

Total revenues from manachised and franchised hotels for the fourth quarter of 2013 were RMB151.7 million (US$25.1 million), representing a 43.7% year-over-year increase and a 1.3% sequential increase.

For the year of 2013, total revenues from manachised and franchised hotels were RMB 550.0 million (US$90.8 million), representing a 57.2% year-over-year increase, and accounting for 12.4% of total revenues, compared to 10.2% of total revenues for the year of 2012.

Net revenues for the fourth quarter of 2013 were RMB1,120.2 million (US$185.0 million), representing a 26.8% year-over-year increase and a 2.3% sequential decrease.

Net revenues for the full year of 2013 were RMB4,168.6 million (US$688.6 million), representing a 29.3% year-over-year increase.

(RMB in millions)	Q4 2012	Q3 2013	Q4 2013	2012 FY	2013 FY
Operating costs and expenses:
Hotel operating costs	694,075	823,214	876,713	2,453,902	3,181,666
Selling and marketing expenses	28,959	37,280	45,088	102,814	138,129
General and administrative expenses	62,098	68,762	80,765	224,111	284,756
Pre-opening expenses	69,835	52,438	48,999	230,690	211,284
Total operating costs and expenses	854,967	981,694	1,051,565	3,011,517	3,815,835

Hotel operating costs for the fourth quarter of 2013 were RMB876.7 million (US$144.8 million), compared to RMB694.1 million (US$111.4 million) in the fourth quarter of 2012 and RMB823.2 million (US$134.5 million) in the previous quarter, representing 26.3% and 6.5% increases, respectively. The Company's hotel network expansion, especially the growth in leased hotels, was the main driver for the increase in hotel operating costs. The average number of leased hotels in operation5 during the fourth quarter of 2013 increased 25.3% from the same period of 2012 and 4.8% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2013 were RMB875.3 million (US$144.6 million), representing 78.2% of net revenues, compared to 78.6% for the fourth quarter in 2012 and 71.7% for the previous quarter. The year-over-year decrease was mainly attributed to higher portion of high-margin manachise business. The sequential increase in cost percentage was primarily due to seasonally-lower RevPAR as the base for calculation.

For the full year of 2013, total hotel operating costs were RMB3,181.7 million (US$525.6 million), compared to RMB2,453.9 million (US$393.9 million) in 2012. Excluding share-based compensation, hotel operating costs (non-GAAP) were RMB3,176.7 million (US$524.8 million), representing 76.2% of net revenues, compared to 76.0% in 2012. The year-over-year increase of 0.2 percentage point in cost percentage was mainly driven by cost inflation and an increase in the number of new midscale hotels which have a high cost ratio during ramp-up stage, largely offset by the increased portion of high-margin manachise revenue.

Selling and marketing expenses for the fourth quarter of 2013 were RMB45.1 million (US$7.4 million), compared to RMB29.0 million (US$4.6 million) in the fourth quarter of 2012 and RMB37.3 million (US6.1 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2013 were RMB44.9 million (US$7.4 million), or 4.0% of net revenues, compared to 3.3% for the fourth quarter in 2012 and 3.2% for the previous quarter. The year-over-year and sequential increase in percentage mainly resulted from increased marketing cost for new brands and increased reservation from third-party agencies.

For the full year of 2013, total selling and marketing expenses were RMB138.1 million (US$22.8 million), compared to RMB102.8 million (US$16.5 million) in 2012. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB137.2 million (US$22.7 million), representing 3.3% of net revenues, compared to 3.2% in 2012.

General and administrative expenses for the fourth quarter of 2013 were RMB80.8 million (US$13.3 million), compared to RMB62.1 million (US$10.0 million) in the fourth quarter of 2012 and RMB68.8 million (US$11.2 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2013 were RMB76.2 million (US$12.6 million), representing 6.8% of net revenues, compared with 6.5% of net revenues in the fourth quarter of 2012 and 5.3% in the previous quarter. The year-over-year increase in the percentage was mainly attributable to the increased IT spending in the fourth quarter of 2013.

General and administrative expenses were RMB284.8 million (US$47.0 million) for the year of 2013, compared to RMB224.1 million (US$36.0 million) in 2012. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB260.2 million (US$43.0 million), representing 6.2% of net revenues, compared to 6.5% in 2012, mainly due to the benefit from economies of scale.

Pre-opening expenses for the fourth quarter of 2013 were RMB49.0 million (US$8.1 million), representing a 29.8% year-over-year decrease and 6.6% sequential decrease. The pre-opening expenses were primarily driven by the number of leased hotels under conversion during the period. 27 net leased hotels were opened during this quarter and another 63 were in the pipeline at the end of the quarter.

Pre-opening expenses for the full year of 2013 were RMB211.3 million (US$34.9 million), compared to RMB230.7 million (US$37.0 million) in 2012, representing a year-over-year decrease of 8.4%. The decrease in pre-opening expenses was mainly a result of the decrease in leased hotel openings and shortened construction cycle in 2013. The pre-opening expenses as a percentage of net revenues decreased to 5.1% in 2013 on an enlarged revenue base.

Income from operations for the fourth quarter of 2013 was RMB85.2 million (US$14.1 million), compared to RMB29.3 million (US$4.7 million) in the fourth quarter of 2012 and RMB171.1 million (US$28.0 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2013 was RMB91.4 million (US$15.1 million), compared to RMB34.4 million (US$5.5 million) for the fourth quarter of 2012. The year-over-year increase was mainly due to the expansion of our hotel network and the decrease in pre-opening expense.

Income from operations for the year was RMB380.5 million (US$62.9 million), compared to RMB219.7 million (US$35.3 million) in 2012. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the year of 2013 was RMB411.0 million (US$67.9 million), compared to RMB240.6 million (US$38.6 million) for the year of 2012. The significant growth in income from operations was attributable to rapid expansion of our hotel network and lower pre-opening expenses in 2013.

Operating margin for the fourth quarter of 2013 was 7.6%, compared with 3.3% for the fourth quarter of 2012 and 15.0% for the previous quarter. Excluding share-based compensation expenses, adjusted operating margin (non-GAAP) for the fourth quarter of 2013 was 8.1%, compared with 3.8% for the fourth quarter of 2012 and 15.7% for the previous quarter. The year-over-year increase in adjusted operating margin (non-GAAP) was mainly attributable to higher portion of high-margin manachise business and reduction of pre-opening expenses. The sequential decrease was mainly due to the seasonality.

Operating margin for the full year of 2013 was 9.1%, compared with 6.8% for the year of 2012. Excluding share-based compensation expenses, adjusted operating margin (non-GAAP) for the year of 2013 was 9.8%, compared with 7.4% for the year of 2012. The year-over-year increase in adjusted operating margin (non-GAAP) was mainly due to higher portion of high-margin manachise business and reduction of pre-opening expenses.

Net income attributable to China Lodging Group, Limited for the fourth quarter of 2013 was RMB58.5 million (US$9.7 million), compared to RMB18.2 million (US$2.9 million) in the fourth quarter of 2012 and RMB124.9 million (US$20.4 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the fourth quarter of 2013 was RMB64.8 million (US$10.7 million), compared to RMB23.3 million (US$3.7 million) in the fourth quarter of 2012 and RMB133.8 million (US$21.9 million) in the previous quarter. The year-over-year increase in net income was mainly due to the expansion of our hotel network and lower pre-opening expenses. The sequential decrease in net income was mainly due to seasonality.

Net income attributable to China Lodging Group, Limited for the full year of 2013 was RMB279.9 million (US$46.2 million), compared to RMB174.9 million (US$28.1 million) in 2012. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group (non-GAAP) for the full year of 2013 was RMB310.3 million (US$51.3 million), compared to RMB195.7 million (US$31.4 million) in 2012. The year-over-year increase was mainly attributable to the expansion of our hotel network and lower pre-opening expenses.

Basic and diluted earnings per share/ADS. For the fourth quarter of 2013, basic earnings per share were RMB0.24 (US$0.04) and diluted earnings per share were RMB0.23 (US$0.04); basic earnings per ADS were RMB0.95 (US$0.16) and diluted earnings per ADS were RMB0.93 (US$0.15). For the fourth quarter of 2013, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) and adjusted diluted earnings per share (non-GAAP) were RMB0.26 (US$0.04); adjusted basic earnings per ADS (non-GAAP) were RMB1.05 (US$0.17) and adjusted diluted earnings per ADS (non-GAAP) were RMB1.03 (US$0.17).

For the full year of 2013, basic earnings per share were RMB1.14 (US$0.19) and diluted earnings per share were RMB1.12 (US$0.19); basic earnings per ADS were RMB4.57 (US$0.75), while diluted earnings per ADS were RMB4.49 (US$0.74). For the full year of 2013, excluding share-based compensation expenses, adjusted earnings per share (non-GAAP) were RMB1.27 (US$0.21), while adjusted diluted earnings per share (non-GAAP) were RMB1.24 (US$0.21), and adjusted earnings per ADS (non-GAAP) were RMB5.06 (US$0.84), while adjusted diluted earnings per ADS (non-GAAP) were RMB4.98 (US$0.82).

EBITDA (non-GAAP) for the fourth quarter of 2013 was RMB210.5 million (US$34.8 million), compared with RMB125.2 million (US$20.1 million) in the fourth quarter of 2012 and RMB289.8 million (US$47.4 million) in the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the fourth quarter of 2013 was RMB265.7 million (US$43.9 million), compared with RMB200.2 million (US$32.1 million) for the fourth quarter of 2012 and RMB351.2 million (US$57.4 million) for the previous quarter. The year-over-year increase was mainly due to the expansion of our hotel network and lower pre-opening expenses. The sequential decrease was mainly due to seasonality.

EBITDA (non-GAAP) for the full year of 2013 was RMB841.8 million (US$139.1 million), compared to RMB562.9 million (US$90.4 million) in 2012. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the full year of 2013 was RMB1,083.5 million (US$179.0 million), compared with RMB814.4 million (US$130.7 million) in 2012. The increase in adjusted EBITDA was mainly driven by the expansion of our hotel network and lower pre-opening expenses.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB243.5 million (US$40.2 million) for the fourth quarter of 2013, compared with RMB189.1 million (US$30.4 million) in the fourth quarter of 2012 and RMB323.5 million (US$52.9 million) in the previous quarter. The year-over-year increase of hotel income (non-GAAP) was mainly attributable to the enlarged manachised hotel network and the increased number of mature leased hotels in our portfolio. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB155.1 million (US$25.6 million) during the fourth quarter of 2013, or 17% of net revenues derived from those hotels. Leased hotels in operation for less than six months accounted for 10% of leased room nights available for sale in the fourth quarter of 2013. Those hotels derived a hotel loss (non-GAAP) of RMB27.0 million (US$4.5 million), or 34% of net revenues derived from those hotels this quarter, mainly due to anticipated lower revenue achievement of those hotels during their ramp-up stage. For manachised and franchised hotels, the hotel income (non-GAAP) was RMB115.4 million (US$19.1 million), or 81% of net revenue derived from those hotels.

Hotel income (non-GAAP) for the full year of 2013 was RMB987.0 million (US$163.0 million), compared with RMB770.6 million (US$123.7 million) for 2012. The year-over-year increase was mainly due to higher hotel income generated from our expanded network of manachised hotels and mature leased hotels. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB686.3 million (US$113.4 million) during 2013, or 21% of net revenues derived from those hotels. Leased hotels in operation for less than six months derived a hotel loss (non-GAAP) of RMB111.9 million (US$18.5 million), or 37% of net revenues derived from those hotels in 2013. Losses generated from leased hotels in operation for less than six months increased from prior year, due to a larger number of rooms added and higher per-hotel ramping-up loss primarily relating to development of mid-scale hotel brand and penetration into new cities. For manachised and franchised hotels, hotel income (non-GAAP) was RMB412.6 million (US$68.1 million), or 80% of net revenue derived from those hotels.

Cash flow. Net operating cash flow for the fourth quarter of 2013 was RMB345.8 million (US$57.1 million). Cash spent on the purchase of property and equipment, purchase of intangible assets, long-term investment and short-term investment and acquisitions, which are part of investing cash flow, was RMB339.4 million (US$56.1 million).

Net operating cash flow for the full year of 2013 was RMB1,070.2 million (US$176.8 million). Cash spent on the purchase of property and equipment, purchase of intangible assets, long-term investment and short-term investment and acquisitions was RMB1,165.8 million (US$192.6 million).

Cash and cash equivalents and Restricted cash. As of December 31, 2013, the Company had a total balance of cash and cash equivalents, restricted cash of RMB400.8 million (US$66.2 million).

Loans and other debt financing

As of December 31, 2013, total credit facility available to the Company was RMB898.3 million.

Business Outlook and Guidance for 2014

"We remain positive on the growing trend of travel demand in China, especially with a significant growth from leisure travel demand in recent years. Our brand portfolio is well-positioned to meet the diversified needs of customers who seek good value for their money. We will continue to invest in our new brands. In 2014, we plan to add 420 to 450 leased and manachised hotels, with 50 to 60 leased hotels and 370 to 390 manachised hotels. Among these new hotels, 80% will be economy hotels, and 20% will be midscale hotels," commented Mr. Ji.

The Company expects to achieve net revenues in the range of RMB1.03 to 1.05 billion in the first quarter of 2014, representing a 19% to 21% growth year-over-year. For the full year 2014, the Company expects net revenues to grow 20% to 23% from 2013.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Conference Call

China Lodging Group's management will host a conference call at 9 p.m. EDT, Tuesday, March 11, 2014 (or 9 a.m. on Wednesday, March 12, 2014 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 5005 7266. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 18, 2014. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 0299 (for callers outside the US) and entering pass code 5005 7266.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making.  A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year-to-year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under six brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 Defined as EBITDA before pre-opening expenses and share-based compensation expenses.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.0537 on December 31, 2013 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

3 Defined as operating margin excluding share-based compensation expenses.

4 Each ADS represents four of the Company's ordinary shares.

5 Calculated as the average of the number of leased hotels in operation at the beginning of the quarter and the number of leased hotels in operation at the end of the quarter.

--Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2012	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	449,844	353,803	397,435	65,652
Restricted cash	1,790	4,247	3,317	548
Short-term Investment	8,074	12,388	--	--
Accounts receivable, net	50,633	76,306	74,646	12,331
Amount due from related parties	--	--	658	109
Prepaid rent	321,305	360,944	363,581	60,059
Inventories	37,971	31,195	34,013	5,618
Other current assets	83,058	98,188	116,979	19,323
Deferred tax assets	44,231	44,231	51,759	8,550
Total current assets	996,906	981,302	1,042,388	172,190

Property and equipment, net	2,951,509	3,445,462	3,634,039	600,301
Intangible assets, net	100,980	98,577	101,845	16,824
Long term investment	28,129	28,437	90,517	14,952
Goodwill	64,180	64,180	64,842	10,711
Other assets	133,536	183,111	184,013	30,397
Deferred tax assets	54,947	54,947	67,408	11,135
Total assets	4,330,187	4,856,016	5,185,052	856,510

Liabilities and equity
Current liabilities:
Short-term loans	--	1,230	--	--
Accounts payable	624,824	630,217	677,305	111,883
Amount due to related parties	801	3,365	5,593	924
Salary and welfare payable	117,980	77,115	147,238	24,322
Deferred revenue	200,515	266,904	297,284	49,108
Accrued expenses and other current liabilities	187,380	236,073	249,185	41,163
Income tax payable	23,142	20,101	26,053	4,304
Deferred tax liabilities	--	--	151	25
Total current liabilities	1,154,642	1,235,005	1,402,809	231,729

Deferred rent	470,438	610,417	653,831	108,005
Deferred revenue	99,800	111,926	118,818	19,627
Amount due to related parties	--	--	8,167	1,349
Other long-term liabilities	92,407	129,678	147,565	24,375
Deferred tax liabilities	22,335	22,335	26,071	4,307
Total liabilities	1,839,622	2,109,361	2,357,261	389,392

Equity
Ordinary shares	180	181	182	30
Additional paid-in capital	2,243,403	2,279,897	2,315,083	382,424
Retained earnings	260,014	481,332	539,872	89,181
Accumulated other comprehensive loss	(38,408)	(39,497)	(39,384)	(6,506)
Total China Lodging Group, Limited equity	2,465,189	2,721,913	2,815,753	465,129
Noncontrolling interest	25,376	24,742	12,038	1,989
Total equity	2,490,565	2,746,655	2,827,791	467,118
Total liabilities and equity	4,330,187	4,856,016	5,185,052	856,510

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	831,104	1,066,240	1,036,650	171,242	3,069,431	3,870,887	639,425
Manachised and franchised hotels	105,561	149,862	151,736	25,065	349,847	549,958	90,846
Total revenues	936,665	1,216,102	1,188,386	196,307	3,419,278	4,420,845	730,271
Less: business tax and related surcharges	(53,468)	(69,436)	(68,172)	(11,261)	(194,751)	(252,216)	(41,663)
Net revenues	883,197	1,146,666	1,120,214	185,046	3,224,527	4,168,629	688,608

Operating costs and expenses:
Hotel operating costs:
Rents	(255,967)	(320,902)	(350,073)	(57,828)	(916,357)	(1,255,663)	(207,421)
Utilities	(58,166)	(71,532)	(69,941)	(11,553)	(215,768)	(273,314)	(45,148)
Personnel costs	(143,511)	(166,141)	(171,673)	(28,358)	(505,773)	(638,511)	(105,475)
Depreciation and amortization	(93,929)	(117,688)	(124,077)	(20,496)	(337,162)	(453,062)	(74,840)
Consumables, food and beverage	(94,190)	(102,596)	(108,758)	(17,966)	(333,245)	(391,715)	(64,707)
Others	(48,312)	(44,355)	(52,191)	(8,621)	(145,597)	(169,401)	(27,983)
Total hotel operating costs	(694,075)	(823,214)	(876,713)	(144,822)	(2,453,902)	(3,181,666)	(525,574)
Selling and marketing expenses	(28,959)	(37,280)	(45,088)	(7,448)	(102,814)	(138,129)	(22,817)
General and administrative expenses	(62,098)	(68,762)	(80,765)	(13,341)	(224,111)	(284,756)	(47,038)
Pre-opening expenses	(69,835)	(52,438)	(48,999)	(8,094)	(230,690)	(211,284)	(34,902)
Total operating costs and expenses	(854,967)	(981,694)	(1,051,565)	(173,705)	(3,011,517)	(3,815,835)	(630,331)
Other operating income *	1,054	6,101	16,553	2,734	6,723	27,750	4,584
Income from operations	29,284	171,073	85,202	14,075	219,733	380,544	62,861
Interest income	3,309	2,294	2,319	383	14,554	6,856	1,133
Interest expenses	(200)	(198)	(197)	(33)	(822)	(813)	(134)
Other income	374	368	22	4	2,208	1,907	315
Foreign exchange gain (loss)	354	31	(40)	(7)	(2,000)	21	3
Income before income tax	33,121	173,568	87,306	14,422	233,673	388,515	64,178
Income tax expense	(13,311)	(46,637)	(27,348)	(4,518)	(54,169)	(104,820)	(17,315)
Net income	19,810	126,931	59,958	9,904	179,504	283,695	46,863
Net income attributable to noncontrolling interests	(1,618)	(2,012)	(1,418)	(234)	(4,617)	(3,837)	(634)
Net income attributable to China Lodging Group, Limited	18,192	124,919	58,540	9,670	174,887	279,858	46,229

Earnings per share
— Basic	0.07	0.51	0.24	0.04	0.72	1.14	0.19
— Diluted	0.07	0.50	0.23	0.04	0.71	1.12	0.19

Earnings per ADS
— Basic	0.30	2.04	0.95	0.16	2.88	4.57	0.75
— Diluted	0.29	2.00	0.93	0.15	2.83	4.49	0.74

Weighted average ordinary shares outstanding
— Basic	244,318	245,222	246,162	246,162	243,284	245,187	245,187
— Diluted	248,265	249,679	250,748	250,748	246,981	249,486	249,486

Other comprehensive income , net of tax
Foreign currency translation adjustments	(760)	(314)	113	19	758	(976)	(161)
Comprehensive income	19,050	126,617	60,071	9,923	180,262	282,719	46,702
Comprehensive income attributable to the noncontrolling interest	(1,618)	(2,012)	(1,418)	(234)	(4,617)	(3,837)	(634)
Comprehensive income attributable to China Lodging Group, Limited	17,432	124,605	58,653	9,689	175,645	278,882	46,068

* Other operating income mainly includes government grants and gain from government zoning, which was reclassified from general and administrative expenses.

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	19,810	126,931	59,958	9,904	179,504	283,695	46,863
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	5,103	8,920	6,211	1,026	20,837	30,468	5,033
Depreciation and amortization	96,834	120,333	126,700	20,929	347,575	463,146	76,506
Deferred taxes	(18,226)	--	(22,619)	(3,736)	(18,226)	(22,619)	(3,736)
Bad debt expenses	(735)	82	281	46	1,238	4,573	755
Deferred rent	37,259	57,119	41,709	6,890	143,858	187,214	30,926
Gain from disposal of property and equipment	--	--	(10,734)	(1,773)	--	(10,734)	(1,773)
Impairment loss	4,549	--	7,965	1,316	5,349	7,965	1,316
Investment loss	--	88	308	51	--	430	71
Excess tax benefit from share-based compensation	(793)	(2,075)	(11,473)	(1,895)	(4,302)	(14,582)	(2,409)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(1,773)	9,520	1,379	228	(12,336)	(28,270)	(4,670)
Prepaid rent	(43,029)	(16,375)	(2,637)	(436)	(93,218)	(42,276)	(6,983)
Inventories	(4,991)	3,284	(2,817)	(465)	(6,714)	4,043	668
Amount due from related parties	--	--	(658)	(109)	--	(658)	(109)
Other current assets	(20,616)	(10,763)	(13,223)	(2,184)	(29,404)	(26,400)	(4,362)
Other assets	(7,030)	(9,023)	(901)	(149)	(31,482)	(50,228)	(8,298)
Accounts payable	5,493	(963)	7,913	1,307	3,390	3,605	596
Amount due to related parties	(366)	(67)	(1,856)	(307)	(229)	708	117
Salary and welfare payables	57,914	(28,913)	70,124	11,584	36,809	28,768	4,752
Deferred revenue	23,108	45,549	37,272	6,157	90,468	115,787	19,127
Accrued expenses and other current liabilities	7,425	8,865	17,450	2,883	36,076	62,545	10,332
Income tax payable and receivable	22,078	25,467	17,591	2,906	13,296	17,493	2,890
Other long-term liabilities	9,348	12,318	17,898	2,956	33,231	55,496	9,167
Net cash provided by operating activities	191,362	350,297	345,841	57,129	715,720	1,070,169	176,779

Investing activities:
Purchase of property and equipment	(263,764)	(266,179)	(285,973)	(47,240)	(998,050)	(1,072,647)	(177,189)
Purchases of intangibles	(1,936)	(591)	(3,395)	(561)	(3,532)	(4,290)	(709)
Amount received as a result of government zoning	--	--	12,530	2,070	--	15,030	2,483
Acquisitions, net of cash received	(510)	(31,030)	--	--	(30,055)	(34,070)	(5,628)
Purchase of long term investment	--	--	(54,314)	(8,972)	(28,129)	(54,744)	(9,043)
Purchase of short term investment	(8,074)	(4,314)	4,314	713	(8,074)	--	--
Decrease (increase) in restricted cash	59,665	1,300	930	154	(290)	(1,527)	(252)
Net cash used in investing activities	(214,619)	(300,814)	(325,908)	(53,836)	(1,068,130)	(1,152,248)	(190,338)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	6,017	6,037	18,834	3,111	18,520	28,122	4,645
Proceeds from short-term bank loans	--	60,000	--	--	--	105,796	17,476
Repayment of short term debt	--	(60,000)	(1,256)	(207)	--	(105,796)	(17,476)
Proceeds from long-term bank loans	--	--	--	--	1,000	--	--
Repayment of long term debt	(880)	--	--	--	(1,000)	--	--
Funds advanced from noncontrolling shareholders	3,000	--	--	--	3,000	1,945	321
Repayment of funds advanced from noncontrolling interest holders	(621)	(1,089)	(1,105)	(183)	(2,681)	(6,564)	(1,084)
Acquisition of non controlling interests	--	--	(4,210)	(695)	--	(4,210)	(695)
Contribution from noncontrolling interest holders	25	--	--	--	240	200	33
Repayment to noncontrolling interest holders	--	(200)	--	--	--	(200)	(33)
Dividend paid to noncontrolling interest holders	(168)	(165)	(177)	(29)	(3,486)	(3,229)	(533)
Excess tax benefit from share-based compensation	793	2,075	11,473	1,895	4,302	14,582	2,409
Net cash provided by financing activities	8,166	6,658	23,559	3,892	19,895	30,646	5,063
Effect of exchange rate changes on cash and cash equivalents	(760)	(322)	140	23	758	(976)	(161)
Net increase (decrease) in cash and cash equivalents	(15,851)	55,819	43,632	7,208	(331,757)	(52,409)	(8,657)
Cash and cash equivalents, beginning of period	465,695	297,984	353,803	58,444	781,601	449,844	74,309
Cash and cash equivalents, end of period	449,844	353,803	397,435	65,652	449,844	397,435	65,652

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	876,713	78.3%	1,443	0.1%	875,270	78.2%
Selling and marketing expenses	45,088	4.0%	203	0.0%	44,885	4.0%
General and administrative expenses	80,765	7.2%	4,565	0.4%	76,200	6.8%
Pre-opening expenses	48,999	4.4%	--	0.0%	48,999	4.4%
Total operating costs and expenses	1,051,565	93.9%	6,211	0.5%	1,045,354	93.4%
Income from operations	85,202	7.6%	6,211	0.5%	91,413	8.1%

	Quarter Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	144,822	78.3%	238	0.1%	144,584	78.2%
Selling and marketing expenses	7,448	4.0%	34	0.0%	7,414	4.0%
General and administrative expenses	13,341	7.2%	754	0.4%	12,587	6.8%
Pre-opening expenses	8,094	4.4%	--	0.0%	8,094	4.4%
Total operating costs and expenses	173,705	93.9%	1,026	0.5%	172,679	93.4%
Income from operations	14,075	7.6%	1,026	0.5%	15,101	8.1%

	Quarter Ended September 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	823,214	71.8%	1,713	0.1%	821,501	71.7%
Selling and marketing expenses	37,280	3.2%	251	0.0%	37,029	3.2%
General and administrative expenses	68,762	5.9%	6,956	0.6%	61,806	5.3%
Pre-opening expenses	52,438	4.6%	--	0.0%	52,438	4.6%
Total operating costs and expenses	981,694	85.5%	8,920	0.7%	972,774	84.8%
Income from operations	171,073	15.0%	8,920	0.7%	179,993	15.7%

	Quarter Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	694,075	78.6%	318	0.0%	693,757	78.6%
Selling and marketing expenses	28,959	3.3%	164	0.0%	28,795	3.3%
General and administrative expenses	62,098	7.0%	4,621	0.5%	57,477	6.5%
Pre-opening expenses	69,835	7.9%	--	0.0%	69,835	7.9%
Total operating costs and expenses	854,967	96.8%	5,103	0.5%	849,864	96.3%
Income from operations	29,284	3.3%	5,103	0.5%	34,387	3.8%

	Year Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	3,181,666	76.3%	4,948	0.1%	3,176,718	76.2%
Selling and marketing expenses	138,129	3.3%	973	0.0%	137,156	3.3%
General and administrative expenses	284,756	6.8%	24,547	0.6%	260,209	6.2%
Pre-opening expenses	211,284	5.1%	--	0.0%	211,284	5.1%
Total operating costs and expenses	3,815,835	91.5%	30,468	0.7%	3,785,367	90.8%
Income from operations	380,544	9.1%	30,468	0.7%	411,012	9.8%

	Year Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	525,574	76.3%	817	0.1%	524,757	76.2%
Selling and marketing expenses	22,817	3.3%	161	0.0%	22,656	3.3%
General and administrative expenses	47,038	6.8%	4,055	0.6%	42,983	6.2%
Pre-opening expenses	34,902	5.1%	--	0.0%	34,902	5.1%
Total operating costs and expenses	630,331	91.5%	5,033	0.7%	625,298	90.8%
Income from operations	62,861	9.1%	5,033	0.7%	67,894	9.8%

	Year Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	2,453,902	76.1%	2,592	0.1%	2,451,310	76.0%
Selling and marketing expenses	102,814	3.2%	1,031	0.0%	101,783	3.2%
General and administrative expenses	224,111	7.0%	17,214	0.5%	206,897	6.5%
Pre-opening expenses	230,690	7.2%	--	0.0%	230,690	7.2%
Total operating costs and expenses	3,011,517	93.5%	20,837	0.6%	2,990,680	92.9%
Income from operations	219,733	6.8%	20,837	0.6%	240,570	7.4%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	18,192	124,919	58,540	9,670	174,887	279,858	46,229
Share-based compensation expenses	5,103	8,920	6,211	1,026	20,837	30,468	5,033
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	23,295	133,839	64,751	10,696	195,724	310,326	51,262

Earnings per share (GAAP)
— Basic	0.07	0.51	0.24	0.04	0.72	1.14	0.19
— Diluted	0.07	0.50	0.23	0.04	0.71	1.12	0.19

Earnings per ADS (GAAP)
— Basic	0.30	2.04	0.95	0.16	2.88	4.57	0.75
— Diluted	0.29	2.00	0.93	0.15	2.83	4.49	0.74

Adjusted earnings per share (non-GAAP)
— Basic	0.10	0.55	0.26	0.04	0.80	1.27	0.21
— Diluted	0.09	0.54	0.26	0.04	0.79	1.24	0.21

Adjusted earnings per ADS (non-GAAP)
— Basic	0.38	2.18	1.05	0.17	3.22	5.06	0.84
— Diluted	0.38	2.14	1.03	0.17	3.17	4.98	0.82

Weighted average ordinary shares outstanding
— Basic	244,318	245,222	246,162	246,162	243,284	245,187	245,187
— Diluted	248,265	249,679	250,748	250,748	246,981	249,486	249,486

	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	18,192	124,919	58,540	9,670	174,887	279,858	46,229
Interest income	(3,309)	(2,294)	(2,319)	(383)	(14,554)	(6,856)	(1,133)
Interest expenses	200	198	197	33	822	813	134
Income tax expense	13,311	46,637	27,348	4,518	54,169	104,820	17,315
Depreciation and amortization	96,834	120,333	126,700	20,929	347,575	463,146	76,506
EBITDA (non-GAAP)	125,228	289,793	210,466	34,767	562,899	841,781	139,051
Pre-opening expenses	69,835	52,438	48,999	8,094	230,690	211,284	34,902
Share-based Compensation	5,103	8,920	6,211	1,026	20,837	30,468	5,033
Adjusted EBITDA from operating hotels (non-GAAP)	200,166	351,151	265,676	43,887	814,426	1,083,533	178,986

	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	883,197	1,146,666	1,120,214	185,046	3,224,527	4,168,629	688,608
Less: Hotel operating costs	(694,075)	(823,214)	(876,713)	(144,822)	(2,453,902)	(3,181,666)	(525,574)
Hotel income (non-GAAP)	189,122	323,452	243,501	40,224	770,625	986,963	163,034

China Lodging Group, Limited
Operational Data
	As of
	December 31,	September 30,	December 31,
	2012	2013	2013
Total hotels in operation:	1,035	1,341	1,425
Leased hotels	465	538	565
Manachised hotels	516	777	835
Franchised hotels*	54	26	25
Total hotel rooms in operation	113,650	144,494	152,879
Leased hotels	54,694	62,964	65,836
Manachised hotels	53,381	78,866	84,437
Franchised hotels*	5,575	2,664	2,606
Number of cities	171	232	249

* refers to franchised Starway hotels

	For the quarter ended
	December 31,	September 30,	December 31,
	2012	2013	2013
Occupancy rate (as a percentage)
Leased hotels	91.8%	92.6%	89.2%
Manachised hotels	92.2%	95.3%	90.6%
Blended	92.1%	94.1%	90.0%
Average daily room rate (in RMB)
Leased hotels	182	193	187
Manachised hotels	170	180	171
Blended	176	186	178
RevPAR (in RMB)
Leased hotels	167	179	166
Manachised hotels	157	171	155
Blended	162	175	160

	For the full year ended
	December 31,	December 31,
	2012	2013
Occupancy rate (as a percentage)
Leased hotels	94.0%	89.5%
Manachised hotels	94.9%	91.6%
Blended	94.4%	90.7%
Average daily room rate (in RMB)
Leased hotels	184	187
Manachised hotels	172	174
Blended	178	180
RevPAR (in RMB)
Leased hotels	173	168
Manachised hotels	163	159
Blended	168	163

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter and full year

	As of and for the quarter ended
	December 31,
	2012	2013
Total	757	757
Leased hotels	388	388
Manachised hotels	369	369
Occupancy rate (as a percentage)	96.2%	94.3%
Average daily room rate (in RMB)	179	183
RevPAR (in RMB)	172	173

	As of and for full year ended
	December 31,
	2012	2013
Total	757	757
Leased hotels	388	388
Manachised hotels	369	369
Occupancy rate (as a percentage)	97.9%	95.6%
Average daily room rate (in RMB)	181	187
RevPAR (in RMB)	177	178

	Number of hotels in operation	Number of rooms in operation
	As of December 31, 2013	As of December 31, 2013
Economy hotels	1,309	138,576
Hanting Hotel	1,226	130,747
Leased hotels	473	54,154
Manachised hotels	753	76,593
Hi Inn	83	7,829
Leased hotels	41	4,422
Manachised hotels	42	3,407
Midscale and upscale hotels	116	14,303
JI Hotel	68	9,106
Leased hotels	48	6,891
Manachised hotels	20	2,215
Starway Hotel	46	4,959
Leased hotels	1	131
Manachised hotels	20	2,222
Franchised hotels	25	2,606
Joya Hotel	1	141
Leased hotels	1	141
Manxin Hotels & Resorts	1	97
Leased hotels	1	97
Total	1,425	152,879

Full-year operational metrics for hotels in operation for at least 6 months in 2013
	Number of hotels in operation	RevPAR	ADR	Occupancy
	As of December 31, 2013
Economy hotels	1,125	167	177	94%
Leased hotels	475	167	179	93%
Manachised hotels	650	166	174	96%
Midscale and upscale hotels	65	256	284	90%
Leased hotels	36	281	301	93%
Manachised hotels	29	207	247	84%
CONTACT: Ida Yu
         Investor Relations Manager
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com